[redacted]

06005377

MAR 01 2006

WASH. D.C. 152 SECTION

BP 3/17

AM 3/30

JNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newberry Street Capital Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

372 Washington Street
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Katz (617) 536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti, Andronico, LLP
(Name – if individual, state last, first, middle name)

793 Turnpike Street (Address) North Andover (City) MA (State) 01845 (Zip Code)

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital, Limited Partnership, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital as General Partner

Title

Notary Public

Expires 2-28-08 Middlesex County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

MFA
Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership as of December 31, 2005 and 2004, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 31, 2006

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com

MFA

To the Partners
Newbury Street Capital Limited Partnership
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 31, 2006

December 31		2005		2004
Assets				
Current Assets:				
Cash and Equivalents	$	347,935	$	418,184
Commissions Receivable		16,018		15,632
Prepaid Expenses and Other Current Assets		24,577		26,344
Total Current Assets		388,530		460,160
Clearing Broker Deposit (Note 2)		150,000		150,000
Total Assets	$	538,530	$	610,160
Liabilities and Partners' Capital				
Current Liabilities:				
Loans Payable - Partners (Note 7)	$	-	$	259,320
Accounts Payable and Accrued Expenses		68,645		25,537
Distributions Payable		20,400		60,200
Due to Affiliated Entity (Note 8)		86,196		17,395
Total Current Liabilities		175,241		362,452
Distributions Payable		-		10,200
Total Liabilities		175,241		372,652
Partners' Capital		363,289		237,508
Total Liabilities and Partners' Capital	$	538,530	$	610,160

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2005		2004
Revenues:				
Commissions (Note 8)	$	**879,626**	$	736,250
Interest		**298,524**		290,543
Net Gain on Investments		**1,000**		-
Total Revenues		**1,179,150**		1,026,793
Expenses:				
Commissions and Clearing		**364,683**		334,450
Management Fees (Note 8)		**120,000**		120,000
Settlement Costs (Note 6)		**50,000**		-
Quote Service		**32,300**		4,800
Equity Compensation (Note 4)		**22,195**		-
Professional Fees		**17,250**		16,877
Insurance - Bonding		**15,184**		5,778
Broker Dealer and Agent Fees		**14,400**		15,489
Miscellaneous		**4,008**		4,960
Interest Expense		**3,139**		12,261
Computer Expense		**2,100**		2,025
Training		**1,200**		2,700
Net Loss on Investments		-		14,899
Total Expenses		**646,459**		534,239
Net Income	$	532,691	$	492,554

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	**2005**	2004
Partners' Capital, Beginning	**$ 237,508**	$ 338,774
Net Income	**532,691**	492,554
Distributions to Partners (Notes 5 and 7)	**(429,105)**	(593,820)
Equity Compensation - Profits Interest (Note 4)	**22,195**	-
Partners' Capital, Ending	**$ 363,289**	$ 237,508

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2005		2004
Cash Flows from Operating Activities:				
Net Income	$	532,691	$	492,554
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Equity Compensation		22,195		-
(Increase) Decrease in Commissions Receivable		(386)		88,473
Decrease (Increase) in Prepaid Expenses and Other Current Assets		1,767		(12,923)
Increase in Clearing Broker Deposit		-		(150,000)
Increase (Decrease) in Accounts Payable and Accrued Expenses		43,108		(5,090)
Increase in Due to Affiliated Entity		68,801		4,145
Net Cash Provided by Operating Activities		668,176		417,159
Cash Flows from Financing Activities:				
Distributions to Partners		(429,105)		(523,420)
Repayments of Loans Payable - Partners		(309,320)		(259,321)
Net Cash Used in Financing Activities		(738,425)		(782,741)
Net Decrease in Cash and Equivalents		(70,249)		(365,582)
Cash and Equivalents, Beginning		418,184		783,766
Cash and Equivalents, Ending	$	347,935	$	418,184
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Years for Interest	$	3,139	$	13,597

See Note 7 for supplemental disclosure of non-cash financing activities.

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the Partnership) was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in money market funds. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments: Investments in marketable securities are valued at market value based on quoted market prices for such securities. Non-marketable securities are also valued at market value as determined based on management's estimates. Gains and losses arising from all securities transactions are recoded on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Partnership may differ from those estimates.

2. Clearing Broker Deposit:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the partnership maintain a deposit in the amount of $150,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2004.

3. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2005 and 2004, the Partnership's net capital amounted to $183,712 and $56,164, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 0.95 to 1 and 6.64 to 1, as of December 31, 2005 and 2004, respectively.

4. Admission of New Limited Partner:

On April 1, 2005, the Partnership admitted one new limited partner through the issuance of a profits interest to such partner. The new limited partner's interests are subject to certain vesting arrangements. Equity compensation expense recorded in connection with this profits interest amounted to $22,195 for the year ended December 31, 2005.

5. Withdrawal of Limited Partners:

During the year ended December 31, 2004, pursuant to certain agreements, the Partnership purchased all of the partnership interests owned by a certain limited partner and a portion of the Partnership interests owned by two other limited partners. The consideration paid to these partners was accounted for as distributions to partners in the accompanying financial statements for the year ended December 31, 2004.

6. Settlement Costs:

During the year ended December 31, 2005, the Company was a named as a party in two legal actions for which the Company has accrued an estimated settlement cost of $50,000.

7. Loans Payable - Partners:

Loans payable - partners represent several unsecured, demand loan agreements with certain partners entered into in lieu of distributions payable from the Partnership during the year ended December 31, 2004. As of December 31, 2004, the balance outstanding under these loan agreements amounted to $259,320. These loans bear interest at 4% per annum. Included in accrued expenses in the accompanying balance sheet as of December 31, 2004 is accrued interest on such loans in the amount of $8,781. The outstanding loans, inclusive of accrued interest, were repaid in full during the year ended December 31, 2005.

8. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership with the affiliated entity for these services amounted to $120,000, during the years ended December 31, 2005 and 2004. Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $32,503 and $28,182, during the years ended December 31, 2005 and 2004, respectively.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training computer, and research expenses. As of December 31, 2005 and 2004, such amounts due to the affiliated entity amounted to $86,196 and $17,395, respectively.

For the Year Ended December 31		2005
Aggregate Indebtedness	$	175,241
Partners' Capital	$	363,289
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(24,577)
Portion of Insurance Deductible above $5,000 Limit		(5,000)
Clearing Broker Deposit		(150,000)
Net Capital		183,712
Minimum Net Capital Requirement to be Maintained		11,682
Net Capital in Excess of Requirements	$	172,030
Ratio of Aggregate Indebtedness to Net Capital		0.95 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$	383,712
Accrued Settlement Costs		(50,000)
Clearing Broker Deposit		(150,000)
Net Capital Per Above	$	183,712

MFA
Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedules of Newbury Street Capital Limited Partnership for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com